UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2024

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On August 13, 2024, Scinai Immunotherapeutics Ltd. issued a press release announcing the signing of a Loan Restructuring Agreement with European Investment Bank; converting approximately $29 million of debt to preferred equity convertible into 19.5% common equity.

A copy of the press release is furnished herewith as Exhibit 99.1.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078 and File No. 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated August 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: August 13, 2024	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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